UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Nancy Laben

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 099502106	13 D

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 0 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

Amendment No. 19 to Schedule 13D

This Amendment No. 19 amends and supplements the Schedule 13D initially filed on December 16, 2010, as amended and supplemented to date.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following information at the end thereof:

On December 1, 2016, Explorer Coinvest LLC (the “Selling Stockholder”) agreed to sell 16,660,000 shares of Class A common stock at a price of $36.52 per share (the “Offering”) to Barclays Capital Inc. (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Selling Stockholder, the Company and the Underwriter. The sale was consummated on December 6, 2016.

Pursuant to the Underwriting Agreement, the Company has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, the Company will not, during the period ending 30 days after the date of the final prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock beneficially owned or any other securities so owned or convertible into or exercisable or exchangeable for Class A common stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, or (iii) make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock, whether any transaction described in (i), (ii) or (iii) above is to be settled by the delivery of Class A common stock or such other securities, in cash or otherwise.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.23 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Explorer Manager, L.L.C. is the non-member manager of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A common stock.

(d) None.

(e) As of December 6, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following information at the end thereof:

The information set forth in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit in appropriate numerical order:

Exhibit No.	Description

99.23	Underwriting Agreement, dated as of December 1, 2016 by and between Booz Allen Hamilton Holding Corporation, Explorer Coinvest LLC, and Barclays Capital Inc., incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By: Explorer Manager, L.L.C, its manager

By:	/s/ DAVID B. PEARSON
Name: David B. Pearson
Title: Member

EXPLORER MANAGER, L.L.C.

By:	/s/ DAVID B. PEARSON
Name: David B. Pearson
Title: Member

Date: December 8, 2016

INDEX TO EXHIBITS

Exhibit No.	Description

99.23	Underwriting Agreement, dated as of December 1, 2016 by and between Booz Allen Hamilton Holding Corporation, Explorer Coinvest LLC, and Barclays Capital Inc., incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2016.